Exhibit 4.89

English Summary

of

Agreements on the Disposal of Equity Interest in China Telecom Leasing Corporation Limited

Among

Registrant

and

China Telecom Global Limited

and

China Telecommunications Corporation

and

Guang Hua Properties Limited

Dated March 26, 2021

On March 26, 2021, the Registrant and its wholly owned subsidiary, China Telecom Global Limited, entered into agreements (the “Disposal Agreements”) with China Telecommunications Corporation and its subsidiary, Guang Hua Properties Limited, pursuant to which, the Registrant and China Telecom Global Limited respectively agreed to sell, and China Telecommunications Corporation and Guang Hua Properties Limited agreed to purchase, 75% of the share capital in China Telecom Leasing Corporation Limited (“China Telecom Leasing”) from the Registrant and 25% of the share capital in China Telecom Leasing from China Telecom Global Limited (collectively “China Telecom Leasing Shares”).

Consideration and Payment

Pursuant to the Disposal Agreements, the consideration of disposing the China Telecom Leasing Shares is RMB175 million, to be paid in cash within five business days after the date on which the approval of Tianjin Finance Bureau is obtained by China Telecommunications Corporation and Guang Hua Properties Limited in the amount of RMB131 million and RMB44 million, respectively. In addition, the Disposal Agreements provide that during the period between December 31, 2020 (the “Appraisal Benchmark Date”) and the date of registration of transfer of China Telecom Leasing Shares (the “Completion Date”), the rights and obligations attached to the China Telecom Leasing Shares shall be enjoyed or carried out by the Registrant and China Telecom Global Limited (as applicable); after the Completion Date, the rights and obligations attached to the China Telecom Leasing Shares shall be enjoyed or carried out by the China Telecommunications Corporation and Guang Hua Properties Limited (as applicable). The parties have agreed that China Telecom Leasing shall not pay dividends to its shareholders between the Appraisal Benchmark Date and the Completion Date.

Conditions Precedent

The transactions contemplated under the Disposal Agreements are conditional upon several conditions, including:

(a)

None of the relevant government authorities have published or promulgated any laws, rules, regulations, or policies that prohibit, materially affect or delay the completion of the disposals; and the relevant government authorities and courts having jurisdiction have not issued any order or injunctions, or initiated any investigations, to restrict, prohibit, or otherwise object to the completion of the disposals; and

(b)

All approvals, consents, filings or certificates from the governments or their agents required for the Disposal Agreements and the disposals, including the approval of Tianjin Financial Bureau for the disposals, and consents by important third-parties, have been obtained, except for legal procedures, as well as relevant documentations, that can only be processed after the completion in accordance with applicable laws and regulations.

Completion

Upon the fulfilment or waiver of all the conditions precedent under the Disposal Agreements, unless otherwise agreed, parties should complete the registration of the transfer of the China Telecom Leasing Shares within 20 business days from the date on which Tianjin Finance Bureau approved the disposals.